Contact

www.linkedin.com/in/madeline-alcott-42014569 (LinkedIn)
www.petitvour.com (Company)

Top Skills

Communication
Quotas
Lead Management

Languages

English (Native or Bilingual)
Spanish (Limited Working)

Certifications

Engagement Preparation Best Practices for Customer Success Management

Sales Skills: 12 Common Mistakes to Avoid in Your Next Persuasive Presentation

Customer Success Management Fundamentals

Sales: Handling Objections

Certified K-4 Educator

Madeline Alcott

Federal Civilian Agency Cybersecurity
Austin, Texas, United States

Summary

Results-driven sales professional with a strong background in business development, strategic partnerships, and consultative selling across SMB, enterprise, and federal markets.

Currently working in public sector sales, I focus on helping federal agencies enhance security and operational efficiency through tailored technology solutions. I've consistently exceeded targets, identified new opportunities in highly regulated markets, and collaborated cross-functionally to drive revenue growth.

Previously, I spent over a decade as the Founder & Director of Sales at Petit Vour, where I built a nationally recognized SMB e-commerce brand, secured hundreds of client partnerships, and led the company through years of sustained profitability. My career reflects a passion for relationship-driven sales, market expansion, and building programs from the ground up.

_____

Experience

Cloudflare

1 year 6 months

Federal Civilian Business Development Representative
October 2024 - Present (7 months)
Austin, Texas Metropolitan Area

Empowering Federal Agencies with Modern Cybersecurity Solutions

Selected out of all Cloudflare BDRs to launch and lead the Federal BDR program.

I help federal agencies safeguard their employees and enhance citizen services by introducing tailored solutions that align with agency goals. Focused on modernizing cybersecurity infrastructure, I work to free up valuable resources and reduce costs, all while ensuring compliance with federal standards and improving operational efficiency.

Enterprise Business Development Representative
November 2023 - September 2024 (11 months)
Austin, Texas, United States

Driving Enterprise Solutions in Cybersecurity, Performance, and Reliability

Key Achievements:
- Recognized as Top BDR of the Americas in Q3 2024
- Fully ramped in Q1 2024; generated the most registrations for Connect 2024 in the US.
- Exceeded targets: Q1 2024 at 175%, Q2 2024 at 127%, Q3 2024 at 147%.
- Selected out of all Cloudflare BDRs to launch and lead the Federal BDR program.

Role Highlights:
- Created business opportunities with Fortune 500 companies, solving complex security, performance, and reliability challenges.
- Collaborated with solutions engineers, sales teams, and marketing to deliver tailored solutions that empowered enterprises to regain control of their technology and security environments.

Petit Vour
Founder + Director of Sales
2012 - Present (13 years)
Austin, Texas, United States

Managed all marketing and sales initiatives for award-winning beauty subscription and e-retailer.

Big picture accomplishments:
- Led 7 straight years of profitability while averaging triple-digit YOY sales growth
- Grew company to $6MM valuation and helped secure a successful round of funding
- Achieved the highest repeat client rate among clean beauty subscriptions, averaging over 7 partnerships per brand

Highlights of my role include:
- Closed 700+ client deals over a 10+ year period, meeting and exceeding set quotas and KPIs (~100 clients managed simultaneously)

- Served as main point of contact on strategic marketing implementations throughout the lifecycle of client partnerships
- Implemented regular account reviews based on sales data and goals
- Balanced client and subscriber needs to lift conversion and reduce churn
- Provided consistent coaching and guidance to team members to support their professional development
- Coordinated with nonprofits on social marketing efforts to raise brand awareness and funds

Education

The University of Texas at Austin
Bachelor of Science (B.S.), Early Childhood Education and Teaching